Exhibit 99.8
FORM OF LETTER FROM CHIEF EXECUTIVE OFFICER
ENERGY FOCUS, INC.
32000 Aurora Road
Solon, Ohio 44139
October 6, 2009
Dear Stockholder:
     Enclosed is a prospectus and other materials relating to our rights offering. Please review the prospectus. It describes how you can participate in the offering. You will find answers to some frequently asked questions about the rights offering beginning on page 2 of the prospectus. You will be able to exercise your subscription rights to purchase shares of our common stock only during a limited period. The exercise of subscription rights is irrevocable.
Summary of the Terms of the Rights Offering.
•	We will distribute to each holder of our common stock who is a record holder at the end of the day on October 5, 2009, at no charge, one transferable subscription right for each share of common stock owned.

•	This basic subscription right will entitle the rights holder to purchase one share of our common stock at a price of $0.75 per share. Fractional shares of our common stock will not be issued. We will round up the number of shares that the rights holder is entitled to receive to the nearest whole number.

•	Subject to allocation and availability as described below, each subscription right also grants the holder an over-subscription privilege to purchase additional shares of our common stock that are not purchased by other rights holders. A holder is entitled to exercise the over-subscription privilege only if the holder exercises the basic subscription right in full.

•	When you send in your Subscription Rights Certificate to the Subscription Agent, BNY Mellon Shareowner Services, you must send the full purchase price for the entire number of shares that you have requested. If an insufficient number of shares are available to fully satisfy all requests, the available shares will be distributed proportionately among rights holders who exercise their rights in accordance with the procedures in the Prospectus. The Subscription Agent will return any excess payments by mail without interest or deduction promptly after the expiration of the initial subscription period.

•	If you wish to exercise your subscription rights, you must do so prior to 5:00 p.m., New York City time, on October 30, 2009, the expiration date for the initial subscription period of the rights offering, subject to extension or earlier termination. After that expiration date, the subscription rights will pass to the Company and you will no longer have any ownership interest in them.

•	You are not required to exercise any or all of your subscription rights. The rights are transferable, but will not be listed for trading on any exchange, or automated quotation system.

•	During a second subscription period running from November 2, 2009 through November 13, 2009, the Company may issue rights for any shares of common stock not sold during the initial subscription period to shareholders and non-shareholders on the same terms as during the initial period.

     If your shares are held in your name, a Subscription Rights Certificate is enclosed. If your shares are otherwise held in the name of your bank, broker or other nominee, you must contact your bank, broker or other nominee if you wish to participate in this rights offering.
     If you do not timely exercise your subscription rights, your ownership interest in the Company will be diluted. Please see the Prospectus for a discussion of dilution and other risk factors.
     If you have any questions concerning this rights offering, please contact the information agent, BNYMellon Shareowner Services, by telephone, at (866) 282-4940 (call toll-free) or (201) 680-6579 (collect).
Joseph G. Kaveski
Chief Executive Officer

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